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                             May 2, 2022

       Jane Fraser
       Chief Executive Officer
       Citigroup Inc.
       388 Greenwich Street
       New York, NY 10013

                                                        Re: Citigroup Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 001-09924

       Dear Ms. Fraser:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Country Risk
       Russia, page 121

   1. We note your disclosures on pages 45 and 121 of your businesses in Russia. Please enhance your
disclosures in future filings to address the following matters. If you do not believe the impact is
material, explain why.

                                                              Describe the
impact of Russia   s invasion of the Ukraine on your businesses. In
                                                            addition to the
general impact, please also consider any impact from sanctions and export
controls, including whether you will need to evaluate any aspects of your businesses for
impairment;
                                                              Disclose any
risks that may impede your ability to sell assets located in Russia, including as a
result of sanctions affecting potential purchasers;
                                                              Disclose the risk
that the Russian government may nationalize your assets and
 Jane Fraser
Citigroup Inc.
May 2, 2022
Page 2
              quantify the potential impact to your financial statements;
                Address your risk exposure as the paying agent, charged with receiving and processing payments into bondholders' accounts for both Russian corporate and government issued bonds;
                Disclose any material reputational risks that may negatively impact your business associated with your response to the Russian invasion of Ukraine, for example in connection with action or inaction arising from or relating to the conflict; and
                Describe the extent and nature of the board   s role in
overseeing risks related to the
              conflict between Russia and Ukraine, to the extent material to your business. These risks could include risks related to cybersecurity, sanctions, the employee base in affected regions, and your reputation in connection with operations or halted operations in affected regions.
Consolidated Statement of Cash Flows, page 144

2. Please tell us, and revise future filings, to present purchases of investments, sales of investments, and proceeds from maturities of investments separately between available-
         for-sale debt securities and held-to-maturity debt securities in accordance with ASC 320-
         10-45-11. If you had material sales of held-to-maturity securities during the periods presented, please tell us how these securities were appropriately classified as held-to-
         maturity prior to sale under ASC 320-10-25.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dave Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameJane Fraser                                  Sincerely,
Comapany NameCitigroup Inc.
                                                               Division of
Corporation Finance
May 2, 2022 Page 2                                             Office of
Finance
FirstName LastName